Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                                 May 13, 2021



Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9372
                 SkyBridge Digital Innovation Portfolio Series
                                 (the "Trust")
                      CIK No. 1850082 File No. 333-255095
--------------------------------------------------------------------------------


Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1. PLEASE DISCLOSE THE RELATIONSHIP OF SKYBRIDGE CAPITAL ("SKYBRIDGE") TO FIRST TRUST. SPECIFICALLY, PLEASE CLARIFY (1) IF SKYBRIDGE IS COMPENSATED, (2) IF THE SPONSOR HAS ANY ROLE IN THE PORTFOLIO SELECTION PROCESS, OR (3) IF THE SPONSOR DOES NOT HAVE ANY ROLE IN THE PORTFOLIO SELECTION PROCESS (E.G., STOCKS IN THE PORTFOLIO ARE PICKED SOLELY BASED ON SKYBRIDGE SELECTION CRITERIA ETC.).

      Response: The Trust confirms that SkyBridge is compensated as a Portfolio Consultant and licensor. In accordance with the Staff's comment, the following disclosure will be added to the Trust's prospectus:

      "The final list of stocks is provided by SkyBridge to the Sponsor.
      The Sponsor then performs a series of quality and liquidity screens to ensure suitability for inclusion in the Trust."

      2. PLEASE SUPPLEMENTALLY PROVIDE TO THE STAFF A LIST OF PORTFOLIO SECURITIES.

      Response:   The  Trust will supplementally provide the  Staff  with  the
      Trust's portfolio.

      3.   IF   TRUE,  PLEASE  REVISE  THE  80%  TEST  TO  STATE  "UNDER  NORMAL
CIRCUMSTANCES, THE TRUST WILL INVEST AT LEAST 80% OF ITS ASSETS IN COMMON STOCKS OF DIGITAL INNOVATION COMPANIES."

      Response: The disclosure will be revised in accordance with the Staff's comment.

      4. THE DISCLOSURE UNDER THE SECTION ENTITLED "OBJECTIVE" STATES:

      "DIGITAL INNOVATION COMPANIES ARE THOSE WHICH DERIVE AT LEAST 50% OF THEIR REVENUES FROM, OR DEDICATE AT LEAST 50% OF THEIR ASSETS TO: INVESTING IN DIGITAL ASSETS; FACILITATING THE PROCESSING OF DIGITAL ASSETS OR ONLINE PAYMENT TRANSACTIONS; OR GENERALLY SUPPORTING THE DIGITAL ASSET ECOSYSTEM (E.G., DIGITAL ASSET MINERS, DIGITAL ASSET SOFTWARE DEVELOPERS AND HARDWARE MANUFACTURERS, PAYMENT TECHNOLOGIES, DIGITAL ASSET CUSTODY AND SECURITY, DIGITAL ASSET TRADING, OR DIGITAL ASSET EXCHANGES). FOR PURPOSES OF THE TRUST, "DIGITAL ASSETS" INCLUDE VIRTUAL CURRENCIES, CRYPTOCURRENCIES AND OTHER ASSETS THAT ARE ISSUED AND/OR TRANSFERRED USING TECHNOLOGICAL INNOVATIONS SUCH AS DISTRIBUTED LEDGER OR BLOCKCHAIN TECHNOLOGY, AS WELL AS TRADITIONAL CURRENCIES THAT ARE PROCESSED OR TRANSFERRED USING TECHNOLOGICAL INNOVATIONS (E.G., ONLINE PAYMENT PROCESSING). THE TRUST IS CONCENTRATED IN STOCKS OF THE INDUSTRY OR GROUP OF INDUSTRIES COMPRISING THE FINANCIALS AND INFORMATION TECHNOLOGY SECTORS."

      (A) THE STAFF NOTES THAT THE REFERENCES TO "ONLINE PAYMENT TRANSACTIONS," "PAYMENT TECHNOLOGIES" AND "ONLINE PAYMENT PROCESSING" IN THE ABOVE-REFERENCED DISCLOSURE ARE OVERLY BROAD. PLEASE REVISE THE DISCLOSURE TO SHOW THE NEXUS BETWEEN THESE SPECIFIC PAYMENT TYPES AND "DIGITAL ASSETS."

      (B) PLEASE DEFINE WHAT "DIGITAL ASSET ECOSYSTEM" MEANS.

      (C) PLEASE   DELETE  "GENERALLY"  FROM  THE  DISCLOSURE  THAT  STATES  "OR
      GENERALLY SUPPORTING THE DIGITAL ASSET ECOSYSTEM" AS ITS USE IS OVERLY BROAD.

      (D) PLEASE  SPECIFY  THE  TYPES  OF   HARDWARE  MANUFACTURERS THAT SUPPORT
      DIGITAL ASSETS.

      (E) THE STAFF NOTES THE DISCLOSURE STATING: "... TRANSFERRED USING TECHNOLOGICAL INNOVATIONS SUCH AS DISTRIBUTED LEDGER OR BLOCKCHAIN TECHNOLOGY" PLEASE SPECIFY THE OTHER TECHNOLOGICAL INNOVATIONS USED TO TRANSFER DIGITAL ASSETS OR DELETE "SUCH AS."

      (F) PLEASE DEFINE "BLOCKCHAIN TECHNOLOGY."

      (G) THE STAFF NOTES THE DISCLOSURE STATING, "THE TRUST IS CONCENTRATED IN STOCKS OF THE INDUSTRY OR GROUP OF INDUSTRIES COMPRISING THE FINANCIALS AND INFORMATION TECHNOLOGY SECTORS" PLEASE CLARIFY WHETHER YOU MEAN THE TRUST IS CONCENTRATED IN THE FINANCIALS AND INFORMATION TECHNOLOGY SECTORS OR INDUSTRIES.

      Response: Please see below for the Trust's responses.

      (a) The Trust notes that the definition of "digital innovation companies," as described in the Trust's 80% policy, includes both "digital asset" companies as well as other companies that employ innovative technologies, such as electronic transaction technologies and semiconductor manufacturing necessary to digital innovation. Although digital assets are a part of the digital innovation universe, not every company that meets the 80% test will have a direct nexus to digital assets. The Trust believes that this is consistent with its name and 80% policy. Specific references to payment technologies have been removed and/or replaced with references to electronic transactions. Accordingly, the above referenced disclosure will be revised as follows:

      "Digital innovation companies are those which derive at least 50% of their revenues from, or dedicate at least 50% of their assets to: investing in digital assets; facilitating the processing of electronic transactions for digital assets, securities and fiat currencies; manufacturing semiconductors necessary for the implementation of digitally innovative technology; digital asset miners, digital asset software developers, digital asset custody and security, digital asset trading, and digital asset exchanges. For purposes of the Trust, "digital assets" include virtual currencies, cryptocurrencies and other assets that are issued and/or transferred using technological innovations, including blockchain technology. "Blockchain technology" refers to a type of distributed ledger, or decentralized database that keeps continuously updated digital records of who owns a particular asset. The Trust is concentrated in stocks of companies within the financials and information technology sectors."

      (b) The   referenced  disclosure  has   been  removed  from   the  Trust's
          prospectus. Please refer to the Trust's response to comment 4(a).

      (c) The referenced disclosure will be removed from the Trust's prospectus.

      (d) The disclosure will be revised in accordance with the Staff's comment. Please refer to the Trust's response to comment 4(a).

      (e) The disclosure will be revised in accordance with the Staff's comment. Please refer to the Trust's response to comment 4(a).

      (f) The disclosure will be revised in accordance with the Staff's comment. Please refer to the Trust's response to comment 4(a).

      (g) The   disclosure  will  be  revised  to  clarify  that  the  Trust  is concentrated in stocks within the financials and information technology sectors. Please refer to the Trust's response to comment 4(a).

      5. THE DISCLOSURE UNDER THE SECTION ENTITLED "PORTFOLIO SELECTION PROCESS"
STATES:

      "THE TRUST WILL INVEST IN COMMON STOCKS OF COMPANIES THAT ARE INVOLVED IN DIGITAL INNOVATION AND THOSE THAT ARE CLOSELY CORRELATED WITH DIGITAL ASSETS (INCLUDING BITCOIN) AND BLOCKCHAIN. THIS CAN INCLUDE MINERS, CUSTODIANS, AND COMPANIES THAT HAVE A LARGE PERCENTAGE OF THEIR FIRM ASSETS INVESTED IN CRYPTOCURRENCIES AND RELATED ACTIVITY. THE COMMON STOCKS SELECTED FOR THE TRUST MUST TRADE AT LEAST 30 DAYS BEFORE THEY CAN BE ELIGIBLE FOR THE TRUST AND HAVE A MINIMUM MARKET CAPITALIZATION OF $250 MILLION. THE TRUST WILL NOT DIRECTLY INVEST IN BITCOIN OR OTHER CRYPTOCURRENCIES."

      (A) PLEASE DESCRIBE ANY ROLE SKYBRIDGE, AS THE PORTFOLIO CONSULTANT, HAS IN THE PORTFOLIO SELECTION PROCESS.

      (B) THE STAFF NOTES THE FIRST SENTENCE OF THIS DISCLOSURE PROVIDES: "THE TRUST WILL INVEST IN COMMON STOCKS OF COMPANIES THAT ARE INVOLVED IN
      DIGITAL INNOVATION AND THOSE THAT ARE CLOSELY CORRELATED WITH DIGITAL ASSETS (INCLUDING BITCOIN) AND BLOCKCHAIN." PLEASE REVISE THIS DISCLOSURE TO BE CONSISTENT WITH THE DEFINITION OF DIGITAL INNOVATION COMPANIES STATED EARLIER IN THE PROSPECTUS.

      (C) THE STAFF NOTES THE SECOND SENTENCE OF THIS DISCLOSURE PROVIDES: "THIS CAN INCLUDE MINERS, CUSTODIANS, AND COMPANIES THAT HAVE A LARGE PERCENTAGE OF THEIR FIRM ASSETS INVESTED IN CRYPTOCURRENCIES AND RELATED ACTIVITY." PLEASE CONSIDER DELETING THIS SENTENCE GIVEN ITS ALREADY DISCLOSED EARLIER IN THE PROSPECTUS.

      (D) THE STAFF NOTES THE LAST SENTENCE OF THIS DISCLOSURE PROVIDES: "THE TRUST WILL NOT DIRECTLY INVEST IN BITCOIN OR OTHER CRYPTOCURRENCIES." PLEASE MAKE THIS STATEMENT MORE PROMINENT AND REVISE TO STATE THAT THE TRUST ALSO WILL NOT INVEST INDIRECTLY IN BITCOIN OR CRYPTOCURRENCIES. PLEASE ALSO DISCLOSE THAT, AS THE TRUST DOES NOT INVEST DIRECTLY OR
      INDIRECTLY IN CRYPTOCURRENCIES, THE TRUST IS NOT EXPECTED TO TRACK THE PRICE MOVEMENTS OF ANY CRYPTOCURRENCY.

      Response: Please see below for the Trust's responses.

      (a) The disclosure will be revised in accordance with the Staff's comment. Please refer to the Trust's response to comment 1.

      (b) In  accordance   with   the  Staff's  comment,  the  above  referenced
          disclosure will be revised as follows:

      "The Trust will invest in common stocks of companies that are involved in digital innovation. Certain of the companies in which the Trust invests are closely correlated with digital assets (including Bitcoin) and blockchain. The final list of stocks is provided by SkyBridge to the Sponsor. The Sponsor then performs a series of quality and liquidity screens to ensure suitability for inclusion in the Trust. The common stocks selected for the Trust must trade at least 30 days before they can be eligible for the Trust and have a minimum market capitalization of $250 million. The economic fortunes of companies included in the Trust's portfolio may not currently be significantly tied to digital innovation activities. THE TRUST WILL NOT DIRECTLY INVEST IN BITCOIN OR OTHER CRYPTOCURRENCIES. The Trust may, however, have indirect exposure to cryptocurrency by virtue of its investments in companies that may use one or more cryptocurrencies as part of their business activities. Because the Trust does not directly invest in cryptocurrencies, the Trust is not expected to track the price movements of any cryptocurrency. The Trust will not invest in initial coin offerings ("ICOs")."

      (c) The referenced disclosure will be removed from the Trust's prospectus.

      (d) Please refer to the Trust's response to comment 5(b). Further, in accordance with the Staff's comment, the below disclosure will be added to the Trust's prospectus:

      "The  Trust  may,  however, have  indirect  exposure  to cryptocurrency by
      virtue  of  its   investments in  companies  that  may  use  one  or  more
      cryptocurrencies as part of their business activities."

      6. PLEASE DISCLOSE THAT THE TRUST WILL NOT INVEST IN INITIAL COIN OFFERINGS OR ICOS.

      Response: The prospectus will be revised in accordance with the Staff's comment. Please refer to the Trust's response to comment 5(b).

      7. PLEASE CONFIRM TO THE STAFF SUPPLEMENTALLY THAT THE TRUST WILL NOT INVEST IN GRAYSCALE AND SIMILAR CRYPTOCURRENCY TRUSTS OR ENTITIES.

      Response: The Trust confirms that it will not invest in Grayscale or similar cryptocurrency trusts or entities.

      8. PLEASE CLARIFY IN THE "PORTFOLIO SELECTION PROCESS" THAT AN ELIGIBLE COMPANY'S ECONOMIC FORTUNES MAY NOT CURRENTLY BE SIGNIFICANTLY TIED TO DIGITAL INNOVATION ACTIVITIES.

      Response: In accordance with the Staff's comment, the Trust's prospectus will be revised to include the following:

      "The  economic fortunes  of  companies included in  the  Trust's portfolio
      may   not  currently  be  significantly  tied   to   digital    innovation
      activities."

Risk Factors
____________

      9. PLEASE CONSIDER REVISING THE SECOND PARAGRAPH OF THE CONCENTRATION RISK TO STATE: "THE TRUST IS CONCENTRATED IN STOCKS OF COMPANIES IN THE INDUSTRY OR GROUP OF INDUSTRIES COMPRISING THE FINANCIALS AND INFORMATION TECHNOLOGY SECTORS."

      Response: The prospectus will be revised in accordance with the Staff's comment. Please refer to the Trust's response to comment 4(g).

      10. PLEASE REVISE THE RISK DISCLOSURE TO MORE CONSISTENTLY DISCUSS RISKS OF DIGITAL INNOVATION COMPANIES.

      Response: The prospectus will be revised in accordance with the Staff's comment. Please refer to the Trust's response to Comment 11 below.

      11. PLEASE REVISE THE "DIGITAL ASSETS RISK" TO INCLUDE THE FOLLOWING DISCLOSURE, IF APPLICABLE: (A) "DIGITAL INNOVATION COMPANIES MAY BE SUBJECT TO THE RISKS POSED BY CONFLICTING INTELLECTUAL PROPERTY CLAIMS WITH DIGITAL ASSETS, WHICH MAY REDUCE CONFIDENCE IN THE VIABILITY OF A DIGITAL ASSET; (B) LACK OF LIQUID MARKETS, AND POSSIBLE MANIPULATION OF BLOCKCHAIN-BASED ASSETS; (C) THIRD PARTY PRODUCT DEFECTS OR VULNERABILITIES (RISK THAT BLOCKCHAIN SYSTEMS BUILT USING THIRD PARTY PRODUCTS MAY BE SUBJECT TO TECHNICAL DEFECTS OR VULNERABILITIES BEYOND A COMPANY'S CONTROL)."

      Response: In accordance with the Staff's comment, the "Digital Assets Risk" will be revised as follows:

      "DIGITAL INNOVATION RISK. Digital innovation companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Companies involved in digital innovation may be smaller and less experienced companies, with limited product lines, markets or financial resources. Further, digital innovation companies may be subject to greater risk because their revenue and/or earnings tend to be less predictable, and these companies may not be able to capitalize on their applications of evolving innovative technologies. Certain digital innovation companies are subject to the risk of extreme price and volume fluctuations that are often unrelated to their operating performance.

      The Trust invests significantly in digital innovation companies associated with digital assets. The technologies underpinning digital assets are highly disruptive, and the future successes of such technologies are highly uncertain. Further, because the development of digital asset technologies is in a nascent stage, digital asset companies may be rapidly eclipsed by newer and more disruptive technological advances that render current digital assets or technologies outdated or undesirable. Further, digital asset companies may be subject to the risks posed by conflicting intellectual property claims among digital assets, which may reduce confidence in the viability of a digital asset. Because of the uncertainty of digital asset technologies, the values of the securities of these companies may be highly volatile. Digital assets may be traded on exchanges that are unregulated and often located outside the United States. Digital asset exchanges may stop operating or permanently shut down due to fraud, theft, disruption, technical glitches, hackers, malware or security compromises or failures in the underlying blockchain, ledger or software. Digital Assets are also at risk of possible manipulation and vulnerabilities surrounding the use of third-party products, who may be subject to technical defects beyond a company's control. Further, digital assets are not maintained in traditional custodial arrangements, and instead are typically held in "wallets," which are public digital addresses accessible only by "private keys." If a private key is stolen, lost, damaged or destroyed, the digital assets attributable to such private key may be irreversibly lost without the possibility of recovery.

      Over their short history, digital assets have experienced tremendous price volatility compared to traditional asset classes, and may experience significant illiquidity in stressed market conditions. The values of digital assets should not be expected to be connected or correlated to traditional economic or market forces, and the value of the investments in digital assets could decline rapidly, including to zero.

      Digital assets are not legal tender. The value of digital assets is not backed by any government, corporation, or other identified body. The value of digital assets is determined by the supply and demand for digital assets in the global market for the trading of digital assets, which consists primarily of transactions on electronic exchanges. The price of digital assets could drop precipitously (including to zero) for a variety of reasons, including, but not limited to, regulatory changes, a crisis of confidence in the digital asset's network or a change in user preference to competing digital assets.

      Digital innovation companies often employ the technology surrounding digital assets to optimize their business practices, whether by using the technology within their business or operating business lines involved in the operation of the technology. There are currently relatively few digital innovation companies for which digital assets represent an attributable and significant revenue stream. Because of this, the financial strength of digital innovation companies may not be a reflection of their actual connection and exposure to digital assets, but rather a result of other business operations."

      12. IF THE TRUST HAS MATERIAL EXPOSURE TO CHINA THROUGH ITS INVESTMENTS, PLEASE ADD RELEVANT RISK DISCLOSURE. PLEASE ALSO CONSIDER DISCLOSING WHAT THE TRUST CONSIDERS TO BE AN EMERGING MARKET.

      Response: If the Trust has material exposure to China based on its final portfolio, relevant risk disclosure will be added to the Trust's prospectus. In addition, the Trust believes that the emerging markets risk disclosure, as currently presented, adequately addresses the risks of investing in emerging markets. As such, the Trust does not believe any changes to its emerging market risk disclosure are necessary at this time.

      13. PLEASE CONSIDER ADDING THAT SMALL-CAPITALIZATION INCLUDES MICRO-CAPITALIZATION COMPANIES AND DISCLOSE THE RELATED RISKS OF MICRO-CAPITALIZATION COMPANIES IN THE "SMALL AND/OR MID CAPITALIZATION COMPANIES" RISK.

      Response: The Trust respectfully declines to add disclosure related to micro-capitalization companies as the Trust will not have exposure to any micro-capitalization companies in its portfolio.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          __________________________
                                          Daniel J. Fallon